02043392

Form 11-K

Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934



For the fiscal year ended December 31, 2001

Preformed Line Products Company
Salaried Employees Profit Sharing Plan
660 Beta Drive
Mayfield Village, Ohio 44143

# Preformed Line Products Company Salaried Employees' Profit Sharing Plan

Financial Statements
December 31, 2001 and 2000

# Preformed Line Products
# Salaried Employees' Profit Sharing Plan

## Index to Financial Statements and Supplemental Schedule
## December 31, 2001 and 2000



Note: All other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA (Employee Retirement Income Security Act of 1974) have been omitted because the conditions under which they are required are not present.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
BP Tower
200 Public Square
27th Floor
Cleveland OH 44114-2301
Telephone (216) 875 3000

## Report of Independent Accountants

To the Participants and Plan Administrator of the
Preformed Line Products Company Salaried
Employees' Profit Sharing Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Preformed Line Products Company Salaried Employees' Profit Sharing Plan (the "Plan") at December 31, 2001, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. The financial statements of the Company as of December 31, 2000 and for the year then ended were audited by other independent accountants whose report dated August 31, 2001 expressed an unqualified opinion on those statements.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held at Year End is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subject to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Cleveland, Ohio
July 10, 2002

# Preformed Line Products
# Salaried Employees' Profit Sharing Plan

## Statements of Net Assets Available for Benefits as of December 31, 2001 and 2000

| | December 31, 2001 | December 31, 2000 |
|---|---|---|
| **Assets** | | |
| Investments, at fair value | $ 32,499,770 | $ 35,241,959 |
| Receivables: | | |
| Employer contribution | 1,685,110 | 1,578,254 |
| Income | 12,251 | 12,294 |
| Total receivables | 1,697,361 | 1,590,548 |
| Net assets available for benefits | $ 34,197,131 | $ 36,832,507 |

The accompanying notes are an integral part of these consolidated financial statements.

## Preformed Line Products
## Salaried Employees' Profit Sharing Plan

### Statements of Changes in Net Assets Available for Benefits
### For the Years Ended December 31, 2001 and 2000

| | 2001 | 2000 |
|---|---|---|
| **Additions** | | |
| Investment income: | | |
| Interest | $ 407,220 | $ 531,039 |
| Dividends | 285,950 | 1,646,098 |
| | 693,170 | 2,177,137 |
| Rollover contributions | 176,415 | - |
| Employer contributions | 1,685,110 | 1,578,254 |
| Total additions | 2,554,695 | 3,755,391 |
| **Deductions** | | |
| Benefits paid directly to participants | 2,341,328 | 4,718,017 |
| Net depreciation in fair value of investments | 2,828,608 | 2,434,111 |
| Administrative expenses | 20,135 | 18,578 |
| Total deductions | 5,190,071 | 7,170,706 |
| Net decrease | (2,635,376) | (3,415,315) |
| Net assets available for benefits: | | |
| Beginning of year | 36,832,507 | 40,247,822 |
| End of year | $ 34,197,131 | $36,832,507 |

The accompanying notes are an integral part of these consolidated financial statements.

## 1. Description of Plan

### General

The following description of the Preformed Line Products Company Salaried Employees' Profit Sharing Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan, which covers substantially all full time salaried employees of the sponsor, Preformed Line Products Company (the Company and the Plan Sponsor).

### Contributions

Employees must have two or more years of credited service to participate in the Plan. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Company's annual contribution to the Plan is 15% of net profits of the Company for such year, as defined, but is limited to 15% of each covered employee's compensation earned for such year. Each employee's portion of the contribution is allocated based on years of service and salary. The Company directs that a percentage of the annual employer contribution be invested in the Stock Fund for the account of each participant. This amount is calculated based on the balance of the Stock Fund as a percent of total Plan assets at the time of contribution. The Stock Fund invests principally in Company common stock. Participants may direct contributions (beyond the investment in the Stock Fund) in 5% increments in any of eleven other investment options. Participants may change their investment options daily.

### Participant Accounts

Each participant's account is credited with Plan earnings and charged with an allocation of administrative expenses. Allocations are based on account balances.

### Vesting

Benefits are fully vested when credited to participant accounts.

### Payment of Benefits

Benefits are recorded when paid. Benefits are paid when a participant withdraws from the Plan. The Plan accepts contributions rolled over from other plans. Additionally, the participant may elect to rollover the benefits to another tax deferred plan or may leave the benefits in the Plan until April 1 of the year following the year the participant reaches age 70-½ at which time a distribution is required.

### Participant Loans

Participants may borrow from their fund accounts up to the lesser of $50,000 or 50% of their vested account balance, reduced by their highest outstanding loan balance during the preceding 12 months. Loan transactions are treated as a transfer from the investment fund to the loan fund. Loan terms range from 1-5 years except for loans used for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate based on the prime interest rates as determined by the trustee on the loan origination date plus one percent. Principal and interest is paid ratably through semi-monthly payroll deductions.

**Plan Termination**
Although it has not expressed any intent to do so, the Company may amend, modify, suspend or terminate the Plan. No amendment, modification, suspension or termination of the Plan shall have the effect of providing that any amounts then held under the Plan may be used or diverted to any purpose other than for the exclusive benefit of members or their beneficiaries.

## 2. Summary of Significant Accounting Policies

**Basis of accounting**
The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

**Investment Valuation and Income Recognition**
Investments are stated at fair value. Investments which are traded on a national securities exchange are valued at the last reported sales price on the last business day of the year; investments traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the last reported bid prices. Participant loans are carried at their outstanding balance, which approximates fair value.

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation or depreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded as earned on an accrual basis.

**Use of Estimates**
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

**Risks and Uncertainties**
The plan provides for various investment options in any combination of stocks, bonds, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

**Reclassifications**
Certain reclassifications have been made to the 2000 Statement of Changes in Net Assets Available for Benefits to conform to the 2001 presentation.

**Recently Issued Accounting Pronouncements**
In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133, as amended by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities – Deferral of the Effective Date of SFAS No. 133" and SFAS No. 138, "Accounting for Derivative Instruments and Hedging Activities – an amendment of SFAS No. 133" is effective for fiscal years beginning after June 15, 2000. SFAS No. 133 establishes standards for accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging purposes. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The Plan adopted this standard as of January 1, 2001. The adoption of SFAS No. 133 did not have an impact on the financial statements of the Plan.

## 3. Investments

The Plan's investments are held by a bank-administered trust fund. The fair values of investments that represent 5% or more of the Plan's net assets at December 31 are as follows:

| | 2001 | 2000 |
|---|---|---|
| Preformed Line Products Company Common Stock* | $ 2,593,145 | $ 1,815,197 |
| Chicago Trust Growth & Income Fund | 8,370,798 | 10,687,478 |
| Schwab Value Advantage Fund ** | 5,725,012 | 5,690,984 |
| Excelsior Value & Restructuring Fund | 4,471,330 | 4,941,161 |
| Schwab S&P Fund | 3,312,175 | 4,750,339 |
| Credit Siusse Fixed Income Fund | 2,727,443 | - |
| Invesco Dynamics Fund | - | 2,293,620 |
| Warburg Pincus Fixed Income Fund | - | 2,092,198 |

*Nonparticipant directed

** Nonparticipant and participant directed

**Investments (continued)**

During 2001 and 2000, the Plan's net investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as determined by quoted market price as follows:

| | 2001 | 2000 |
|---|---|---|
| Mutual funds | $ 3,510,780 | $ 2,048,652 |
| Stock Fund | (682,172) | 385,459 |
| | $ 2,828,608 | $ 2,434,111 |

## 4. Nonparticipant-Directed Investments

Information about net assets and significant components of the changes in net assets relating to the nonparticipant-directed investments in the Preformed Line Products Stock Fund is as follows:

| | December 31, | |
|---|---|---|
| | 2001 | 2000 |
| **Net assets:** | | |
| Preformed Line Products Company Common Stock | $ 2,593,145 | $ 1,815,197 |
| Schwab Value Advantage Fund | 738,410 | 765,545 |
| Contribution receivable | 176,812 | 130,877 |
| | $ 3,508,367 | $ 2,711,619 |

| | Years Ended | |
|---|---|---|
| | December 31, 2001 | December 31, 2000 |
| **Changes in net assets:** | | |
| Contributions | $ 176,812 | $ 130,877 |
| Dividends and interest | 154,025 | 149,277 |
| Net appreciation (depreciation) in fair value of investments | 682,172 | (385,459) |
| Benefits paid directly to participants | (214,418) | (405,285) |
| Other | (1,843) | (3,159) |
| | $ 796,748 | $ (513,749) |

## 5. Transactions with Parties-In-Interest

At December 31, 2001 and 2000, the Plan held 140,170 and 134,459 shares respectively, of the common stock of Preformed Line Products Company representing 7.6% and 4.9% of the Plan's net assets at December 31, 2001 and 2000, respectively.

Fees for certain accounting services are paid by the Company on behalf of the Plan while the Plan pays for trustee services. Additionally, the Plan invests in certain special funds of the Charles Schwab Trust Company, which is exempt from being a prohibited transaction. Other than described above, the Plan has had no agreements or transactions with parties-in-interest.

## 6. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated February 17, 1999 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

# Preformed Line Products
# Salaried Employees' Profit Sharing Plan

## Schedule H, Part IV, Line 4(i) – Schedule of Assets (Held at End of Year)

| Identity of Issue, Borrower, Lessor or Similar Party | Description of Invesment, including Maturity, Date, Rate of Interest, Par or Maturity Value | Cost | Market |
|---|---|---|---|
| **Common Stock** | | | |
| Preformed Line Products Company * | Common Stock | $ 222,870 | $ 2,593,145 |
| **Money Market Funds** | | | |
| Charles Schwab and Company, Inc. * | Value Advantage Fund | 4,986,602 | 5,725,012 |
| **Participant Loans** | | | |
| Loan Fund | | 217,662 | 217,662 |
| **Mutual Funds** | | | |
| The Chicago Trust Company | Growth and Income Fund | 10,016,780 | 8,370,798 |
| American Funds Group | Europacfic Growth Fund | 977,374 | 678,666 |
| U.S. Trust Company | Excelsior Value and Restructuring Fund | 3,850,686 | 4,471,330 |
| Fasciano Funds, Inc. | Fasciano Fund | 167,875 | 169,929 |
| Invesco Funds Group, Inc. | Dynamics Fund | 2,212,159 | 1,570,550 |
| Invesco Funds Group, Inc. | Total Return Fund | 1,120,951 | 961,367 |
| Charles Schwab and Company Inc. * | S&P 500 Fund | 3,907,978 | 3,312,175 |
| Third Avenue Funds | Value Fund | 686,609 | 676,973 |
| Credit Suisse Asset Management LLC | Warburg Pincus Fixed Income Fund | 2,703,544 | 2,727,443 |
| Wallace R. Weitz & Co. | Weitz Value Fund | 1,018,837 | 1,024,720 |
| | | 26,662,793 | 23,963,951 |
| | | $ 32,089,927 | $ 32,499,770 |

* Indicates party-in-interest to the Plan

# Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report top be signed by the undersigned hereunto duly authorized.

Preformed Line Products Company
Salaried Employees' Profit Sharing Plan

Date July 15, 2002

By [signature]

Eric R. Graef
Vice President - Finance